CONNER & WINTERS, LLP
LAWYERS
4000 ONE WILLIAMS CENTER
TULSA, OKLAHOMA 74172-0148
WRITER’S DIRECT NUMBER
(918) 586-8961
WRITER’S FAX NUMBER
(918) 586-8661
WRITER’S E-MAIL ADDRESS
mberman@cwlaw.com
April 27, 2007
Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Willbros Group, Inc. (the “Company”)
Post-effective amendments to Form S-1
Filed March 30, 2007
File Nos. 333-139499 and 333-135540

Form 10-K for the fiscal year ended December 31, 2006
Filed March 14, 2007
File No. 1-11953
Dear Mr. Schwall:
     The purpose of this letter is to respond to your comments with respect to the Company’s Form 10-K filed on March 14, 2007 for the fiscal year ended December 31, 2006 (File No. 1-11953). The headings used herein are the same as those set forth in your letter of April 24, 2007.
Form 10-K for the fiscal year ended December 31, 2006
Controls and Procedures, page 112
Evaluation of Disclosure Controls and Procedures, page 112
     1. We note that your CEO and CFO “have concluded that [y]our disclosure controls and procedures...were not effective.” You state that the determination was based on the evaluation of the disclosure controls and procedures and the detection of material weaknesses in your internal controls over financial reporting. While you note that the material weaknesses in your internal controls have been remediated as result of the sale of your Nigerian operations, it is unclear whether all deficiencies relating to your disclosure controls and procedures were addressed. In particular, we note that the deficiencies in your disclosure controls and

CONNER & WINTERS, LLP
Mr. H. Roger Schwall
April 27, 2007

procedures were attributable to the weaknesses in your internal controls over financial reporting as well as to aspects of your disclosure controls and procedures. Please revise to clarify whether the deficiencies that resulted in your officers’ determination that your disclosure controls and procedures were not effective have been corrected. If not, discuss the steps that you are taking or intend to take to remediate the deficiencies.
Company’s Response: Management’s statement that its determination with respect to the ineffectiveness of disclosure controls and procedures at December 31, 2006 was based on the evaluation of disclosure controls and procedures and the detection of material weaknesses in internal controls was not intended to imply that there were any weaknesses in disclosure controls and procedures other than the material weaknesses in internal controls. In order to eliminate any ambiguity with respect to this point, and assuming as management currently expects, that management will conclude that the Company’s disclosure controls and procedures were effective at March 31, 2007, management proposes to include the following disclosure under the Company’s Part I, Item 4 discussion of Controls and Procedures in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, which will be filed on or before May 10, 2007:
     “Disclosure controls and procedures are designed to ensure that information required to be disclosed by us in reports filed or submitted under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed under the Exchange Act is accumulated and communicated to management, including the principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.
     Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of March 31, 2007. Based on this evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, concluded that, as of March 31, 2007, the disclosure controls and procedures are effective in alerting them on a timely basis to material information required to be included in our filings with the Securities and Exchange Commission.
     Management’s previous conclusion that as of December 31, 2006, disclosure controls and procedures were not effective in alerting them on a timely basis to material information required to be included in our filings with the Securities and

CONNER & WINTERS, LLP
Mr. H. Roger Schwall
April 27, 2007

Exchange Commission was based solely on two material weaknesses in internal control over financial reporting, both of which related to our Nigeria operations which were discontinued in June 2006 and sold in February 2007. Management’s evaluation of disclosure controls and procedures as of December 31, 2006 did not identify any problems separate and apart from the material weaknesses in internal control over financial reporting as of that date that would have caused them to conclude that disclosure controls and procedures were ineffective at December 31, 2006. As we previously reported in our Annual Report on Form 10-K for the fiscal year ended December 31, 2006, the material weaknesses described above were eliminated due to the sale of our Nigeria operations. Accordingly, based on the elimination of all remaining material weaknesses in internal control over financial reporting in February 2007 and the continued absence as of March 31, 2007 of any other weaknesses in disclosure controls and procedures, management concluded that as of March 31, 2007, our disclosure controls and procedures are effective.
     During the quarter ended March 31, 2007, there were no changes in our internal control over financial reporting that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.”
     We respectfully submit that including the foregoing discussion in the Company’s first quarter Form 10-Q to be filed shortly will eliminate any ambiguities, while avoiding the substantial delay and expense associated with amending the Company’s previously filed Form 10-K and the Company’s post-effective amendments on Form S-1 to incorporate the amended Form 10-K by reference. If the post-effective amendments to the Company’s Registration Statements on Form S-1 are declared effective prior to the filing of the first quarter Form 10-Q, the Company will file prospectus supplements under Rule 424(b) promptly after the Form 10-Q is filed to update the prospectuses to include the information included in the first quarter Form 10-Q.

CONNER & WINTERS, LLP
Mr. H. Roger Schwall
April 27, 2007

Closing Comments:
     We would appreciate your earliest possible review of this letter in response to your comments. To expedite the conveyance of any additional comments, please feel free to call me at (918) 586-8961, at any time.

Very truly yours,
/s/ Mark D. Berman

Mark D. Berman

cc:	Timothy Levenberg Carmen Moncada-Terry Securities and Exchange Commission Van Welch Robert Harl Willbros Group, Inc. Robert Melgaard Conner & Winters, LLP